UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 32358 / November 10, 2016

In the Matter of

ETF MANAGERS GROUP LLC ET AL.

30 Maple Street,  2$^{nd}$ Floor, Summit, NJ 07901

(File No. 812-14508)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2
UNDER THE ACT AND CERTAIN DISCLOSURE REQUIREMENTS

ETF Managers Groups, LLC and ETF Managers Trust filed an application on July 1, 2015 and an
amendment to the application on July 1, 2016, requesting an order under section 6(c) of the
Investment Company Act of 1940 (the "Act") for an exemption from section 15(a) of the Act and
rule 18f-2 under the Act, as well as from certain disclosure requirements.  The order permits
applicants to enter into and materially amend sub-advisory agreements without shareholder
approval and also grants relief from certain disclosure requirements.

On October 13, 2016, a notice of the filing of the application was issued (Investment Company
Act Release No. 32317).  The notice gave interested persons an opportunity to request a hearing
and stated that an order granting the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by ETF Managers Groups LLC and ETF Managers Trust (File No. 812-14508) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.


Brent J. Fields
Secretary